UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38657

LAIX Inc.

Building C2, No. 1687 Changyang Road, Yangpu District

Shanghai, 200090

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Chief Financial Officer Resignation

Mr. Bing Sun resigned from his position as the chief financial officer of LAIX Inc. (the “Company”) (OTC: LAIXY), effective June 30, 2022. Mr. Sun’s resignation from his position as the chief financial officer of the Company was due to personal reasons and was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs. Dr. Yi Wang, the chairman of the board of directors and chief executive officer of the Company, expressed appreciation to Mr. Sun for his great contributions to the Company over the past few years on behalf of the board of directors and the management team. Going forward, Dr. Yi Wang will oversee the Company’s financial and reporting matters until the replacement is found.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAIX Inc.

By:	/s/ Yi Wang
Name:	Yi Wang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 27, 2022